Exhibit 99.1

JOINT STOCK COMPANY

KASPI.KZ

Interim Condensed Consolidated

Financial Information

For the six months ended

30 June 2026 (Unaudited)

Joint Stock Company Kaspi.kz

Table of Contents

Page

interim condensed consolidated financial information

FOR THE THREE AND six MONTHS ENDED 30 JUNE 2026 (unaudited):

Interim condensed consolidated statements of profit or loss (unaudited)	3

Interim condensed consolidated statements of other comprehensive income (unaudited)	4

Interim condensed consolidated statements of financial position (unaudited)	5

Interim condensed consolidated statements of changes in equity (unaudited)	6

Interim condensed consolidated statements of cash flows (unaudited)	7-8

Selected explanatory notes to the interim condensed consolidated financial information (unaudited)	9-32

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Profit or Loss

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	Six Months Ended		Three Months Ended
		30 June	30 June	30 June	30 June
		2025	2026	2025	2026
REVENUE	4,5,17	1,789,352	2,192,782	967,501	1,112,152
Net fee revenue		741,205	794,815	387,464	408,234
Interest revenue		709,033	935,092	381,069	483,205
Retail revenue		335,322	431,160	200,979	212,592
Other gains/(losses)		3,792	31,715	(2,011)	8,121

COSTS AND OPERATING EXPENSES	6,17	(1,159,944)	(1,542,500)	(645,545)	(784,171)
Cost of goods and services		(479,665)	(621,590)	(278,688)	(308,896)
Interest expenses and fees		(401,354)	(553,546)	(218,287)	(285,596)
Transaction expenses		(16,245)	(18,902)	(8,459)	(10,152)
Technology & product development		(93,786)	(125,283)	(50,889)	(63,704)
Sales & marketing		(51,990)	(72,669)	(29,762)	(38,702)
General & administrative expenses		(34,476)	(43,582)	(17,523)	(21,033)
Provision expenses	7	(82,428)	(106,928)	(41,937)	(56,088)

NET INCOME BEFORE TAX		629,408	650,282	321,956	327,981

Income tax		(116,730)	(139,486)	(63,327)	(69,092)

NET INCOME		512,678	510,796	258,629	258,889

Attributable to:
Shareholders of the Company		509,383	506,127	257,327	256,733
Non-controlling interest		3,295	4,669	1,302	2,156
NET INCOME		512,678	510,796	258,629	258,889

Earnings per share
Basic (KZT)	8	2,675	2,665	1,348	1,352
Diluted (KZT)	8	2,664	2,654	1,343	1,346

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Other Comprehensive Income

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Six Months Ended		Three Months Ended
	30 June	30 June	30 June	30 June
	2025	2026	2025	2026
NET INCOME	512,678	510,796	258,629	258,889

OTHER COMPREHENSIVE INCOME/(LOSS)
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	(35)	(25)	(77)	(39)
Items that may be reclassified subsequently to profit or loss:
Gains/(losses) arising during the period, net of tax KZT Nil, for debt instruments at FVTOCI	(83,662)	13,504	(20,944)	11,041
Expected credit losses/(recoveries) recognised in profit or loss, for debt instruments at FVTOCI	(252)	26	(13)	76
Reclassification of (gains)/losses included in profit or loss, net of tax KZT Nil, for debt instruments at FVTOCI	1,597	(4,672)	1,350	(2,827)
Foreign exchange differences on translation of foreign operations	3,982	12,896	3,988	14,347

Other comprehensive income/(loss) for the period	(78,370)	21,729	(15,696)	22,598

TOTAL COMPREHENSIVE INCOME	434,308	532,525	242,933	281,487
Attributable to:
Shareholders of the Company	431,883	526,937	241,839	278,480
Non-controlling interest	2,425	5,588	1,094	3,007
TOTAL COMPREHENSIVE INCOME	434,308	532,525	242,933	281,487

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Financial Position

As at 31 December 2025 and 30 June 2026 (Unaudited)

(in millions of KZT)

	Notes	31 December 2025	30 June 2026
ASSETS:
Cash and cash equivalents	9	903,143	998,610
Mandatory cash balances with National Bank of the Republic of Kazakhstan		305,126	469,802
Due from banks	16	51,951	55,520
Investment securities and derivatives	10,16	1,179,819	1,574,304
Loans to customers	11,16,17	7,172,162	7,439,812
Property, equipment and intangible assets		714,361	748,235
Goodwill		447,128	459,118
Inventory		124,522	110,641
Other assets	17	183,536	201,451

TOTAL ASSETS		11,081,748	12,057,493

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	12,16,17	16,183	6,943
Customer accounts	13,16,17	7,531,286	8,132,007
Debt securities issued	16	331,992	605,368
Trade liabilities	16	346,401	304,384
Deferred tax liabilities		71,409	73,209
Other liabilities	17	182,900	205,077

TOTAL LIABILITIES		8,480,171	9,326,988

EQUITY:
Issued capital	14	130,144	130,144
Treasury shares	14	(169,985)	(187,713)
Additional paid-in-capital		506	506
Revaluation deficit of financial assets and other reserves		(40,545)	(19,735)
Share-based compensation reserve	15	27,938	14,182
Retained earnings		2,543,785	2,701,732
Total equity attributable to Shareholders of the Company		2,491,843	2,639,116
Non-controlling interest		109,734	91,389
TOTAL EQUITY		2,601,577	2,730,505

TOTAL LIABILITIES AND EQUITY		11,081,748	12,057,493

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Changes in Equity

For the six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in- capital	Revaluation deficit of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861
Net income	-	-	-	-	-	509,383	509,383	3,295	512,678
Other comprehensive loss	-	-	-	(77,500)	-	-	(77,500)	(870)	(78,370)
Total comprehensive income	-	-	-	(77,500)	-	509,383	431,883	2,425	434,308
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	17,748	17,748
Other movements in equity	-	-	-	1,052	-	-	1,052	-	1,052
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(594)	(594)
Share options accrued	-	-	-	-	4,287	-	4,287	-	4,287
Share options exercised	-	3,429	-	-	(19,281)	15,852	-	-	-
Balance at 30 June 2025	130,144	(148,092)	506	(35,422)	16,780	1,990,530	1,954,446	75,216	2,029,662
Balance at 31 December 2025	130,144	(169,985)	506	(40,545)	27,938	2,543,785	2,491,843	109,734	2,601,577
Net income	-	-	-	-	-	506,127	506,127	4,669	510,796
Other comprehensive income	-	-	-	20,810	-	-	20,810	919	21,729
Total comprehensive income	-	-	-	20,810	-	506,127	526,937	5,588	532,525
Change in ownership interest in subsidiary without loss of control	-	-	-	-	-	(33,579)	(33,579)	(23,621)	(57,200)
Dividends declared	-	-	-	-	-	(323,201)	(323,201)	-	(323,201)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(312)	(312)
Share options accrued	-	-	-	-	5,484	-	5,484	-	5,484
Share options exercised	-	10,640	-	-	(19,240)	8,600	-	-	-
Share buy-back program	-	(28,368)	-	-	-	-	(28,368)	-	(28,368)
Balance at 30 June 2026	130,144	(187,713)	506	(19,735)	14,182	2,701,732	2,639,116	91,389	2,730,505

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows

For the six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

	Six months ended	Six months ended
	30 June 2025	30 June 2026
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	638,422	841,764
Other interest received	126,967	139,583

Interest and fees paid	(381,109)	(528,455)
Expenses paid on obligatory insurance of individual deposits	(8,198)	(13,557)
Net fee revenue received	758,199	808,659
Retail revenue received	335,322	431,160
Sales & marketing expenses paid	(52,365)	(72,159)
Other income received	3,911	13,235
Transaction expenses	(16,245)	(18,902)
Cost of goods and services purchased	(479,229)	(618,890)
Technology & product development expenses paid	(60,983)	(76,865)
General & administrative expenses paid	(27,816)	(33,500)

Cash flows from operating activities before changes in operating assets and liabilities	836,876	872,073

Changes in operating assets and liabilities
Decrease/(increase) in operating assets:
Mandatory cash balances with NBRK	(19,815)	(164,676)
Due from banks	(5,664)	(705)
Financial assets at FVTPL	(32,149)	(24,960)
Loans to customers	(759,052)	(423,405)
Inventory	6,116	13,881
Other assets	11,909	(7,009)
Increase/(decrease) in operating liabilities:
Due to banks	160,222	(8,840)
Customer accounts	121,685	618,853
Financial liabilities at FVTPL	979	9,087
Trade liabilities	73,005	(42,017)
Other liabilities	33,806	85,199
Cash inflow from operating activities before income tax	427,918	927,481
Income tax paid	(102,935)	(129,555)
Net cash inflow from operating activities	324,983	797,926
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(78,294)	(89,364)
Proceeds on sale of property and equipment	153	72
Proceeds on disposal of investment securities at FVTOCI	359,272	524,993
Purchase of investment securities at FVTOCI	(142,980)	(975,605)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	(265,716)	-

Net cash outflow from investing activities	(127,565)	(539,904)

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows (continued)

For the six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

	Six months ended	Six months ended
	30 June 2025	30 June 2026

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debt securities	326,047	275,262
Dividends paid	-	(323,201)
Dividends paid by subsidiary to non-controlling interest	(594)	(312)
Purchase of treasury shares	-	(28,368)
Repayment of debt securities issued	(48,996)	-
Acquisition of non-controlling interests	-	(57,200)
Net cash (outflow)/inflow from financing activities	276,457	(133,819)

Effect of changes in foreign exchange rate on cash and cash equivalents	(15,397)	(28,736)

NET INCREASE IN CASH AND CASH EQUIVALENTS	458,478	95,467

CASH AND CASH EQUIVALENTS, beginning of period	619,470	903,143

CASH AND CASH EQUIVALENTS, end of period	1,077,948	998,610

The accompanying notes are an integral part of this interim condensed consolidated financial information.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

1.
Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model in Kazakhstan: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which has resulted in growth across all our platforms and strong financial performance. Since 2025 the Group operates the Hepsiburada marketplace in Türkiye.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•
Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments.
For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool and we consider it to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings more value to consumers and merchants.

•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions — m-Commerce, e-Commerce, and Kaspi Travel. m-Commerce brings a digital shopping experience to a merchant’s physical location, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and domestic and international package holidays. All Marketplace services, except for Türkiye, are integrated with our Fintech and Payments Platforms. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery), part of e-Cars (which facilitates buying and selling used cars), and Türkiye Marketplace (which represents hybrid commerce model rooted in a unified “1P” and “3P” based catalogue), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.

•
Fintech: Our Fintech Platform provides consumers and merchants with BNPL, finance and deposit products. All our Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We lend only in local currency and we fund our financing products mainly using deposit products, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, we anticipate that consumers will keep more of their deposits with us.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “the Group”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market. The registered address of the Company is 154A, Nauryzbai Batyr street, Almaty, 050000, the Republic of Kazakhstan.

On 29 January 2025, the Group acquired 65.41% share in “D-MARKET Electronic Services & Trading” (“Hepsiburada”) JSC with the consideration of approximately USD 1,127 million, followed by an acquisition of an additional 21.33% of the shares in Hepsiburada to 86.74% with the consideration of approximately USD 179 million.

On 27 March 2025, Kaspi.kz has signed a share purchase agreement with Rabobank Group, relating to the purchase of Rabobank’s Turkish subsidiary Rabobank A.Ş. The transaction is not material. Rabobank A.Ş. is a fully licensed bank in Türkiye which has neither borrowing or depositing clients nor a branch network. The agreement was subject to customary closing conditions and receipt of regulatory approval by certain Turkish government agencies.

The shareholders are as follows:

	31 December	30 June
	2025	2026
	%	%

Mikheil Lomtadze	22.58	23.04
Vyacheslav Kim	20.74	20.06
Baring Funds*	23.22	19.00
Public Investors	29.59	33.87
Management	3.87	4.03

Total	100.00	100.00

*As at 31 December 2025 and 30 June 2026, Asia Equity Partners Limited held 7.29% and 3.74% of total shares, respectively, Fintech Partners Limited held 9.49% and 8.81% of total shares, respectively, and European Investors Limited held 6.44% and 6.45% on behalf of Baring Funds.

This interim condensed consolidated financial information was approved on 12 August 2026.

2.
Basis of presentation

This interim condensed consolidated financial information has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This interim condensed consolidated financial information has been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for at least the next twelve months. In making this assessment, management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

This interim condensed consolidated financial information does not include all the information and disclosures required in the annual consolidated financial statements. The Group omitted disclosures, which would substantially duplicate the information contained in its audited annual consolidated financial statements for 2025 prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), such as accounting policies and details of accounts, which have not changed significantly in amount or composition.

The exchange rates at the period-end used by the Group in the preparation of the interim condensed consolidated financial information are as follows:

	31 December	30 June
	2025	2026

KZT/USD	505.53	480.72
KZT/EUR	593.44	548.07
KZT/TRY	11.80	10.30

Reclassification

Certain prior period amounts have been reclassified in order to conform to the current period presentation. These reclassifications had no impact on previously reported statements of profit or loss, other comprehensive income, financial position, changes in equity and cash flows.

3.
Material accounting policies

This interim condensed consolidated financial information has been prepared under the historical cost convention, except for the revaluation of certain properties and financial instruments.

The same accounting policies, presentation and methods of computation have been followed in this interim condensed consolidated financial information as were applied in the preparation of the Group’s consolidated financial statements for the year ended 31 December 2025.

Adoption of new and revised Standards

New and revised IFRS Standards that are effective for the current year

The following amendments and interpretations are effective for the Group beginning
1 January 2026:

Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	1 January 2026
Annual Improvements to IFRS Accounting Standards — Volume 11	1 January 2026

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on the consolidated financial information of the Group.

New and revised IFRS Standards in issue but not yet effective

At the date of authorisation of this financial information, the Group has not applied the following new and revised IFRS Accounting Standards as issued by the IASB that have been issued but are not yet effective:

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
IFRS 18 Presentation and Disclosures in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027

The management does not expect that the adoption of the Standards listed above to have a material impact on the condensed consolidated financial information of the Group in future periods.

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains/(losses). Rewards earned by retail customers of the Group are deducted from revenue.

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2025	2026	2025	2026

REVENUE	1,789,352	2,192,782	967,501	1,112,152
Fee revenue	768,183	814,585	402,222	417,132
Interest revenue	709,033	935,092	381,069	483,205
Retail revenue	335,322	433,459	200,979	213,680
Rewards	(26,978)	(22,069)	(14,758)	(9,986)
Other gains/(losses)	3,792	31,715	(2,011)	8,121

Revenue by segments is presented below:

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2025	2026	2025	2026
Payments	308,687	327,174	161,216	168,880
Payments fee revenue	241,200	245,938	125,737	128,133
Interest revenue	67,487	81,236	35,479	40,747

Marketplace	808,433	1,028,033	459,088	508,173
Marketplace fee revenue	425,533	523,149	230,727	268,506
Retail revenue	335,322	433,459	200,979	213,680
Interest revenue	31,401	34,119	19,732	14,609
Other gains	16,177	37,306	7,650	11,378
Fintech	713,528	884,468	370,717	454,915
Interest revenue	619,963	839,115	332,394	434,829
Fintech fee revenue	105,950	50,944	47,984	23,343
Other losses	(12,385)	(5,591)	(9,661)	(3,257)
Intergroup	(14,318)	(24,824)	(8,762)	(9,830)
Segment Revenue	1,816,330	2,214,851	982,259	1,122,138
Rewards	(26,978)	(22,069)	(14,758)	(9,986)
REVENUE	1,789,352	2,192,782	967,501	1,112,152

Intergroup includes Marketplace fee revenue that was offset by Marketing expense, for activities to attract customers of Fintech car loans. For the six months ended 30 June 2025 and 2026, intergroup includes interest revenue generated by Marketplace and Payments platforms due to placement of cash to term deposits in the Bank that is offset by interest expenses of Fintech.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

Other gains/(losses) are mainly due to net gains/(losses) on foreign exchange operations and financial assets and liabilities. For the six months ended 30 June 2025 and 2026, net gain on monetary position were KZT 13,670 million and KZT 27,644 million, respectively. For the six months ended 30 June 2025 and 2026, the net gains/(losses) on foreign exchange operations were KZT 1,406 million and KZT 18,302 million, respectively. For the six months ended 30 June 2025 and 2026, the net gains/(losses) on financial assets and liabilities were KZT (16,186) million and KZT (19,044) million, respectively.

For the three months ended 30 June 2025 and 2026, net gain on monetary position were KZT 6,426 million and KZT 11,818 million, respectively. For the three months ended 30 June 2025 and 2026, net gains/(losses) on foreign exchange operations were KZT (9,180) million and KZT 2,531 million, respectively. For the three months ended 30 June 2025 and 2026, net gains/ (losses) on financial assets and liabilities were KZT (2,126) million and KZT (8,561) million, respectively.

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2025	2026	2025	2026
Goods and services transferred at point in time	975,154	1,175,443	542,802	596,405
Payments fee revenue - Transaction Revenue	223,572	227,452	116,821	118,852
Marketplace fee revenue	416,260	514,532	225,002	263,873
Retail revenue	335,322	433,459	200,979	213,680
Goods and services transferred over time	132,851	78,047	62,625	37,257
Payments fee revenue - Membership Revenue	17,628	18,486	8,916	9,281
Marketplace fee revenue - Membership revenue	9,273	8,617	5,725	4,633
Fintech fee revenue - Membership Revenue	1,526	1,531	779	799
Fintech fee revenue - Fintech banking service fees	104,424	49,413	47,205	22,544
TOTAL FEE AND RETAIL REVENUE	1,108,005	1,253,490	605,427	633,662

Interest revenue by type of operation for the three and six months ended 30 June 2025 and 2026 is presented below:

	Six months ended 30 June 2025	Six months ended 30 June 2026	Three months ended 30 June 2025	Three months ended 30 June 2026

Interest revenue from loans to customers	602,377	803,015	323,737	414,111
Interest revenue from other operations	106,656	132,077	57,332	69,094
Total interest revenue	709,033	935,092	381,069	483,205

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and adjusted EBITDA:

	Six months ended 30 June 2025	Six months ended 30 June 2026	Three months ended 30 June 2025	Three months ended 30 June 2026

SEGMENT REVENUE	1,816,330	2,214,851	982,259	1,122,138
Payments	308,687	327,174	161,216	168,880
Marketplace	808,433	1,028,033	459,088	508,173
Fintech	713,528	884,468	370,717	454,915
Intergroup	(14,318)	(24,824)	(8,762)	(9,830)

ADJUSTED EBITDA	715,421	765,101	377,855	397,242
Payments	188,720	187,918	98,729	98,183
Marketplace	223,276	246,266	117,879	128,055
Fintech	303,425	330,917	161,247	171,004

The following table presents a reconciliation of net income to adjusted EBITDA:

	Six months ended 30 June 2025	Six months ended 30 June 2026	Three months ended 30 June 2025	Three months ended 30 June 2026
Net Income	512,678	510,796	258,629	258,889
Interest Revenue from other operations	(106,656)	(132,077)	(57,332)	(69,094)
Interest Expenses and fees from other operations	157,360	226,540	89,122	119,982
Share-based compensation expense	4,287	5,484	2,126	2,749
Other gains/losses	(3,792)	(31,715)	2,011	(8,121)
Income tax expense	116,730	139,486	63,327	69,092
Depreciation and amortization expenses	34,814	46,587	19,972	23,745
Adjusted EBITDA	715,421	765,101	377,855	397,242

Operating segments are identified based on how the Group manages the business on a day-to-day basis and the types of products and services provided. Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”). The operating performance measure of each operating segment is revenue and adjusted EBITDA.

In 2026, the Group changed the primary performance measure of segments from net income to adjusted EBITDA. The comparative information has been adjusted to reflect this change. The Group has included adjusted EBITDA non-IFRS financial measure because it is used by CODM to evaluate operating performance.

Management believes that other segment expenses are not material for analysis of our ongoing operations.

Expenses associated with share-based compensation are recognised across the segments.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

The following table presents the summary of share-based compensation expense by segments:

	Six months ended 30 June 2025	Six months ended 30 June 2026	Three months Ended 30 June 2025	Three months ended 30 June 2026

SHARE-BASED COMPENSATION	(4,287)	(5,484)	(2,126)	(2,749)
Payments	(1,651)	(2,186)	(820)	(1,090)
Marketplace	(915)	(1,251)	(455)	(622)
Fintech	(1,721)	(2,047)	(851)	(1,037)

The following tables present the summary of revenue and non-current assets (excluding financial instruments, goodwill, deferred tax assets and other financial assets) by geographical market:

	Six months ended 30 June 2025	Six months ended 30 June 2026	Three months ended 30 June 2025	Three months ended 30 June 2026

SEGMENT REVENUE	1,816,330	2,214,851	982,259	1,122,138
Kazakhstan & Other	1,419,601	1,663,099	734,115	858,641
Türkiye	396,729	551,752	248,144	263,497

	31 December	30 June
	2025	2026

NON-CURRENT ASSETS	719,037	764,255
Kazakhstan & Other	371,170	405,431
Türkiye	347,867	358,824

Our geographic segments are Kazakhstan & Other Countries (including Azerbaijan and Ukraine) and Türkiye.

Revenue attributed to geographic market is based on the selling location. Non-current assets are based on the physical location of the assets as of the end of each year.

6.
Costs and operating expenses

Cost of goods include the purchase price of consumer products the subsequent sale of which generates Retail revenue, including supplier’s rebates and subsidies, write-downs and losses of inventories. Rebates includes consideration received from certain suppliers, representing rebates for sold out products or purchased products from supplier for a specified period. The Group considers those rebates as a reduction to costs of inventory when the amounts are reliably measurable. For the six months ended 30 June 2025, and 2026, the cost of goods were
KZT 298,647 million and KZT 387,423 million, respectively. For the three months ended 30 June 2025, and 2026, the cost of goods were KZT 178,245 million and KZT 189,821 million, respectively. Cost of services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

Interest expenses and fees include interest expenses on customer accounts, mandatory insurance of retail deposits, fees for collection of credit card receivables and interest expenses on debt securities, including subordinated debt and due to banks.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales & marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activities.

General & administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities, and other support functions.

Interest expenses and fees by type of operation for the three and six months ended 30 June 2025 and 2026 is presented below:

	Six months ended 30 June 2025	Six months ended 30 June 2026	Three months ended 30 June 2025	Three months ended 30 June 2026
Interest expenses
Interest expense attributable to financing of loans to customers	243,994	327,006	129,165	165,614
Interest expense from other operations	130,376	182,809	71,314	98,419
Total interest expenses	374,370	509,815	200,479	264,033
Fees for collection of credit card receivables	26,984	43,731	17,808	21,563
Total interest expenses and fees	401,354	553,546	218,287	285,596

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	Six months ended			Six months ended
	30 June 2025			30 June 2026
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(36,073)	-	(756)	(46,083)	-	(905)
Technology & product development	(39,130)	(29,490)	(6,656)	(49,779)	(40,136)	(8,486)
Sales & marketing	(3,223)	-	(140)	(5,579)	-	(139)
General & administrative expenses	(16,592)	(5,324)	(1,566)	(21,665)	(6,451)	(1,156)
Total	(95,018)	(34,814)	(9,118)	(123,106)	(46,587)	(10,686)
	Three months ended			Three months ended
	30 June 2025			30 June 2026
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(20,259)	-	(385)	(23,138)	-	(486)
Technology & product development	(20,238)	(16,989)	(3,686)	(25,625)	(20,510)	(4,816)
Sales & marketing	(1,755)	-	(89)	(1,547)	-	(77)
General & administrative expenses	(8,056)	(2,983)	(1,015)	(11,534)	(3,235)	(160)
Total	(50,308)	(19,972)	(5,175)	(61,844)	(23,745)	(5,539)

Expenses associated with share-based compensation are recognised across the functions in which the compensation recipients are employed.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2025	2026	2025	2026

SHARE-BASED COMPENSATION	(4,287)	(5,484)	(2,126)	(2,749)
Cost of goods and services	(303)	(329)	(159)	(162)
Technology & product development	(2,899)	(3,795)	(1,434)	(1,875)
Sales & marketing	(113)	(216)	(62)	(108)
General & administrative expenses	(972)	(1,144)	(471)	(604)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

7.
Provision expenses

The movements in loss allowance for the six months ended 30 June 2025 were as follows:

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3
Loss allowance as at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	305,640
Changes in provisions
-Transfer to Stage 1	22,550	(17,148)	(5,403)	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(6,078)	29,830	(23,752)	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(184)	(18,965)	19,149	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(33,771)	9,869	74,967	(767)	(3)	(53)	(36)	(153)	-	2,711	52,764
New assets issued	31,892	-	-	-	-	18	-	-	-	-	31,910
Repaid assets (except for write-off)	(20,494)	(713)	(4,272)	-	-	(28)	-	-	-	-	(25,507)
Modification effect	-	-	23,261	-	-	-	-	-	-	-	23,261
Total effect on Consolidated Statements of Profit or Loss	(22,372)	9,155	93,956	(767)	(3)	(63)	(36)	(153)	-	2,711	82,428
Write-off, net of recoveries / recoveries	-	-	(44,661)	-	-	-	-	-	-	(115)	(44,776)
On acquisition of subsidiary	539	856	2,783	-	-	-	-	-	-	-	4,178
Other changes	(86)	(114)	(496)	-	-	-	-	-	-	902	206
Foreign exchange difference	-	-	(1)	-	-	-	-	-	-	-	(1)
As at 30 June 2025	71,890	25,993	235,333	1,418	4	388	104	434	42	12,068	347,674

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

The movements in loss allowance for the six months ended 30 June 2026 were as follows:

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3
Loss allowance as at 31 December 2025	74,162	26,061	270,058	1,483	8	336	59	421	46	12,458	385,092
Changes in provisions
-Transfer to Stage 1	17,804	(1,845)	(15,959)	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(4,119)	10,669	(6,550)	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(12,394)	(19,653)	32,047	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(24,190)	13,574	69,943	964	1	56	(59)	29	-	1,541	61,859
New assets issued	33,998	-	-	-	-	-	-	-	-	-	33,998
Repaid assets (except for write-off)	(15,783)	(850)	(4,877)	-	-	-	-	-	-	-	(21,510)
Modification effect	-	-	32,581	-	-	-	-	-	-	-	32,581
Total effect on Consolidated Statements of Profit or Loss	(5,975)	12,724	97,647	964	1	56	(59)	29	-	1,541	106,928
Write-off, net of recoveries / recoveries	-	-	(60,093)	-	-	-	-	-	-	(1,211)	(61,304)
Foreign exchange difference	-	-	(1,098)	-	-	-	-	-	-	-	(1,098)
As at 30 June 2026	69,478	27,956	316,052	2,447	9	392	-	450	46	12,788	429,618

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2025 and 30 June 2026, the allowance for impairment losses on financial assets at FVTOCI of KZT 816 million and

KZT 842 million, respectively, is included in the ‘Revaluation reserve of financial assets and other reserves’ within equity.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

8.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the six months ended 30 June 2026. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share-based compensation.

	30 June 2025	30 June 2026
Net income attributable to the shareholders of the Company	509,383	506,127
Weighted average number of common shares for basic earnings per share	190,402,249	189,932,402
Weighted average number of common shares for diluted earnings per share	191,226,496	190,730,670
Earnings per share – basic (KZT)	2,675	2,665
Earnings per share – diluted (KZT)	2,664	2,654

Reconciliation of the number of shares used for basic and diluted earnings per share:

	30 June	30 June
	2025	2026
Weighted average number of common shares for basic earnings per share	190,402,249	189,932,402
Number of potential common shares attributable to share-based compensation	824,247	798,268
Weighted average number of common shares for diluted earnings per share	191,226,496	190,730,670

9.
Cash and cash equivalents

	31 December 2025	30 June 2026

Cash on hand	181,410	145,413
Current accounts with other banks	153,554	262,302
Short-term deposits with other banks	137,126	554,020
Reverse repurchase agreements	431,053	36,875

Total cash and cash equivalents	903,143	998,610

Cash on hand includes cash balances with ATMs and cash in transit.

As at 31 December 2025 and 30 June 2026, current accounts and short-term deposits with NBRK are KZT Nil and KZT 470,956 million, respectively.

As at 31 December 2025 and 30 June 2026, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents, are KZT 431,053 million and KZT 36,875 million, respectively.

As at 31 December 2025 and 30 June 2026, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 34,935 million and KZT 26,217 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

10.
Investment securities and derivatives

Investment securities and derivatives comprise:

	31 December 2025	30 June 2026

Total financial assets at FVTOCI	1,155,282	1,552,201
Total financial assets at FVTPL	22,464	22,103
Total financial assets at amortized cost	2,073	-

Total investment securities and derivatives	1,179,819	1,574,304

Financial assets at FVTOCI comprise:
	31 December 2025	30 June 2026

Debt securities	1,154,800	1,551,751
Equity investments	482	450

Total financial assets at FVTOCI	1,155,282	1,552,201

	Interest rate, %	31 December 2025	Interest rate, %	30 June 2026
Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-15.35	781,476	0.60-18.94	769,409
Sovereign bonds of foreign countries	0.63-4.50	219,793	0.63-4.63	491,593
Corporate bonds	2.00-18.01	153,531	2.00-18.81	290,749

Total debt securities		1,154,800		1,551,751

Debt securities are graded according to their external credit ratings issued by international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services and are graded as follows:

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2025	243,391	867,166	2,395	41,848	1,154,800
Debt securities as at 30 June 2026	534,310	907,319	479	109,643	1,551,751

Financial assets at FVTPL comprise:

	31 December	30 June
	2025	2026

Investment funds	21,717	20,904
Derivative financial instruments	747	1,199
Total financial assets at FVTPL	22,464	22,103

As at 30 June 2026, financial assets at FVTPL included swap and spot instruments of KZT 323 million (31 December 2025: KZT 741 million) with a notional amount of KZT 125,676 million (31 December 2025: KZT 171,046 million) and forwards of KZT 876 million (31 December 2025: KZT 6 million) with a notional amount of KZT 215,570 million (31 December 2025: KZT 262,794 million).

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

As at 30 June 2026, financial liabilities at FVTPL included swap and spot instruments of
KZT 6,851 million (31 December 2025: KZT 1,571 million) with a notional amount of KZT 125,715 million (31 December 2025: KZT 170,715 million) and forwards of KZT 9,295 million
(31 December 2025: KZT 5,488 million) with a notional amount of KZT 225,011 million
(31 December 2025: KZT 276,712 million).

As at 31 December 2025 and 30 June 2026, investment securities were not pledged or restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling
KZT Nil and KZT Nil, respectively (Note 12).

11.
Loans to customers

	31 December	30 June
	2025	2026

Gross loans to customers	7,543,926	7,855,745
Less: allowance for impairment losses (Note 7)	(371,764)	(415,933)

Total loans to customers	7,172,162	7,439,812

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

The Group did not provide loans which individually exceeded 10% of the Group’s equity.

Movements in allowances for impairment losses on loans to customers for the six months ended 30 June 2025 and 2026 are disclosed in Note 7.

As at 31 December 2025 and 30 June 2026, accrued interest of KZT 106,348 million and
KZT 118,998 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPLs”). These loans were classified in Stage 3. Allowance for impairment losses to NPLs reflects the Group’s total provision as a percentage of NPLs. Considering the ratio represents allowance for impairment losses for all loans as a percentage of NPLs, the ratio can be more than 100%.

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment losses to Gross NPLs

As at 31 December 2025	466,845	371,764	80%
As at 30 June 2026	547,942	415,933	76%

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

Provision expenses on loans to customers:

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2025	2026	2025	2026
Provision expenses on loans to customers	(79,972)	(105,360)	(39,813)	(55,178)

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	6,691,163	129,800	703,082	19,881	7,543,926
Less: allowance for impairment losses	(74,162)	(26,061)	(270,058)	(1,483)	(371,764)
Carrying amount as at 31 December 2025	6,617,001	103,739	433,024	18,398	7,172,162

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	6,863,966	146,723	821,123	23,933	7,855,745
Less: allowance for impairment losses	(69,478)	(27,956)	(316,052)	(2,447)	(415,933)
Carrying amount as at 30 June 2026	6,794,488	118,767	505,071	21,486	7,439,812

During the six months ended 30 June 2025 and 2026, the Group has restructured loans to customers, which were classified as NPLs, in the amount of KZT 88,224 million and KZT 135,566 million, respectively, by providing an interest free extended repayment schedule.

During the six months ended 30 June 2025 and 2026, KZT 50,254 million and KZT 70,959 million, respectively, of restructured loans were collected.

As at 31 December 2025 and 30 June 2026, the Group’s restructured loans in Stage 3 amounted to the gross carrying amount of KZT 145,302 million and KZT 178,567 million, respectively.

As at 31 December 2025 and 30 June 2026, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 26,505 million and KZT 26,836 million, respectively.

As at 31 December 2025 and 30 June 2026, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 27,653 million and KZT 41,466 million, respectively.

As at 31 December 2025 and 30 June 2026, the Group’s restructured loans recognised as POCI amounted to the gross carrying amount of KZT 19,881 million and KZT 23,933 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

12.
Due to banks

	31 December	30 June
	2025	2026
Recorded at amortised cost:
Time deposits of banks and other financial institutions	16,183	6,943

Total due to banks	16,183	6,943

As at 31 December 2025 and 30 June 2026, accrued interest of KZT 494 million and

KZT 94 million, respectively, was included in due to banks.

13.
Customer accounts

	31 December	30 June
	2025	2026

Individuals
Term deposits	6,244,418	6,875,401
Current accounts	934,286	854,025
Total due to individuals	7,178,704	7,729,426

Corporate customers
Term deposits	148,210	164,775
Current accounts	204,372	237,806
Total due to corporate customers	352,582	402,581

Total customer accounts	7,531,286	8,132,007

As at 31 December 2025 and 30 June 2026, accrued interest of KZT 66,419 million and
KZT 75,456 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2025 and 30 June 2026, customer accounts of KZT 100,816 million and
KZT 76,985 million, respectively, were held as prepayments on loans to customers.

As at 31 December 2025 and 30 June 2026, customer accounts of KZT 78,145 million (1.0% of total customer accounts) and KZT 107,159 million (1.3% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2025 and 30 June 2026, customer accounts were predominately denominated in KZT, comprising 93% and 93%, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

14.
Share capital

The table below provides a reconciliation of the change in the number of authorised shares, issued and fully paid shares, treasury shares and shares outstanding:

	Authorised shares	Issued and fully paid shares	Treasury shares	Shares outstanding

Common shares

1 January 2025	216,742,000	199,500,000	(9,484,271)	190,015,729
ADS options exercised (Note 15)	-	-	771,756	771,756
ADS buy-back program	-	-	(559,553)	(559,553)

31 December 2025	216,742,000	199,500,000	(9,272,068)	190,227,932

ADS options exercised (Note 15)	-	-	536,912	536,912
ADS buy-back program	-	-	(737,578)	(737,578)
30 June 2026	216,742,000	199,500,000	(9,472,734)	190,027,266

The Group accounts for ADSs repurchased in Treasury Shares component of Share Capital.

One ADS represents one share.

The following table summarizes the details of the GDR/ADS buy-back programs:

	Start date	Maturity date	Number of GDR/ADSs acquired	Total amount paid
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233
7th buy-back program	17 November 2025	27 February 2026	1,297,131	50,274
30 June 2026			1,600,417	63,507

The Company made certain amendments to its Deposit Agreement, pursuant to which, among others, it renamed Regulation S GDRs as ADSs, which amendments became effective on
18 January 2024. Pursuant to the amendments, the Company has an Amended Level III ADS Deposit Agreement among the Company, the Depositary and the Owners and Holders of ADSs, and an Amended Rule 144A GDR Deposit Agreement between the Company and the Depositary.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
31 December 2024	130,144	(151,521)	(21,377)
ADS options exercised	-	3,443	3,443
ADS buy-back program	-	(21,907)	(21,907)
31 December 2025	130,144	(169,985)	(39,841)
ADS options exercised	-	10,640	10,640
ADS buy-back program	-	(28,368)	(28,368)
30 June 2026	130,144	(187,713)	(57,569)

All shares are KZT denominated. The Group has one class of common shares which carry no right to fixed dividend.

The following table represent dividends declared:

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

	Dividends declared	Dividend per share

April 2026	161,690	KZT 850
June 2026	161,511	KZT 850
Total for the period ended 30 June 2026	323,201

15.
Share-based compensation

In 2021, the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivize and retain employees over the long-term by the management of the Group.

Share-based compensation expense

According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognised in the early years of overall plan.

ADS Options

The fair value of ADS options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five-year vesting period, based on the Group’s estimate of the number of ADS options that will eventually vest. Recipients of ADS options are entitled to receive dividends once ADS options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	31 December	30 June
	2025	2026

Black-Scholes model inputs:
Weighted average share price in USD	89.6	83.8
Expected volatility	38.2%	36.0%
Risk-free rate	5.4%	6.5%
Dividend yield	6.8%	7.2%

The following table summarizes the details of the ADS options outstanding:

	31 December	30 June
	2025	2026
	(ADSs)	(ADSs)
Outstanding at the beginning of the period	1,598,230	1,319,074
Granted	497,790	26,667
Forfeited	(5,190)	(10,561)
Exercised	(771,756)	(536,912)
Expired	-	-
Outstanding at the end of the period	1,319,074	798,268

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve
1 January 2025	31,774
ADS options accrued	15,476
ADS options exercised	(19,312)
31 December 2025	27,938
ADS options accrued	5,484
ADS options exercised	(19,240)
30 June 2026	14,182

16.
Fair value of financial instruments

a.
Fair value of financial instruments

IFRS Accounting Standards as issued by the IASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

b.
Fair value of the Group's financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/financial liabilities	Fair value as at 31 December 2025	Fair value as at 30 June 2026	Fair value hierarchy	Valuation technique(s) and key input(s)

Non-derivative financial assets at FVTOCI (Note 10)	237,573	511,598	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 10)	908,299	1,020,761	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 10)	9,347	19,782	Level 3	DCF method with weighted average discount ratio 14.1%
Unlisted equity investments classified as financial assets at FVTOCI (Note 10)	63	60	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 10)	747	1,199	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Investment funds at FVPTL (Note 10)	21,717	20,904	Level 2	Quoted prices in markets that are not active.
Derivative financial liabilities (Note 10)	7,059	16,146	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

As at 31 December 2025, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 177,483 million and KZT 589,517 million, respectively.

As at 30 June 2026, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 210,097 million and KZT 543,808 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

	Fair value through other comprehensive income
	Unquoted debt securities	Total

1 January 2026	9,347	9,347
Total gains or losses:
- in profit or loss	-	-
- in other comprehensive income	123	123
Purchases	10,312	10,312
Issues	-	-
Disposals/settlements	-	-
Transfer into Level 3	-	-
Transfers out of Level 3	-	-

30 June 2026	19,782	19,782

During the six months ended 30 June 2026, there were no transfers between Level 1, Level 2 and Level 3.

c.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

	31 December 2025
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	51,951	51,220	Level 2
Loans to customers	7,172,162	7,315,342	Level 3
Due to banks	16,183	16,183	Level 2
Customer accounts	7,531,286	7,463,854	Level 2
Debt securities issued	331,992	342,495	Level 2
Trade liabilities	346,401	346,401	Level 3

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

	30 June 2026
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	55,520	54,215	Level 2
Loans to customers	7,439,812	7,606,049	Level 3
Due to banks	6,943	6,943	Level 2
Customer accounts	8,132,007	8,091,135	Level 2
Debt securities issued	605,368	608,873	Level 2
Trade liabilities	304,384	304,384	Level 3

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to the market rates available at the reporting date for loans with similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts which are non-interest bearing, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued

Debt securities issued is valued using quoted prices.

Trade liabilities

Trade liabilities are short-term in nature, it is assumed that the carrying values approximate to their fair value.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

17.
Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	31 December 2025		30 June 2026
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions

Consolidated statements of financial position
Gross loans to customers	333	7,543,926	6	7,855,745
- entities controlled by the key management personnel of the Group	333		6

Other assets	1,971	183,536	3,272	201,451
- entities controlled by the key management personnel of the Group	1,971		3,272

Due to banks	146	16,183	198	6,943
- entities controlled by the key management personnel of the Group	146		198

Customer accounts	18,474	7,531,286	12,510	8,132,007
- entities controlled by the key management personnel of the Group	2,865		1,987
- key management personnel of the Group	15,573		10,482
- other related parties	36		41

Other liabilities	3,352	182,900	1,832	205,077
- entities controlled by the key management personnel of the Group	3,352		1,831
- key management personnel of the Group	-		1

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

	30 June 2025		30 June 2026
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss
Net fee revenue	2,093	741,205	2,647	794,815
- entities controlled by the key management personnel of the Group	2,005		2,612
- key management personnel of the Group	88		35

Interest revenue	87	709,033	44	935,092
- other related parties	87		44

Cost of goods and services	(3,319)	(479,665)	(4,983)	(621,590)
- entities controlled by the key management personnel of the Group	(3,319)		(4,983)

Interest expenses and fees	(494)	(401,354)	(996)	(553,546)
- entities controlled by the key management personnel of the Group	(29)		(33)
- key management personnel of the Group	(463)		(962)
- other related parties	(2)		(1)

Transaction expenses	(127)	(16,245)	(407)	(18,902)
- entities controlled by the key management personnel of the Group	(127)		(407)

Technology & product development	-	(93,786)	(531)	(125,283)
- entities controlled by the key management personnel of the Group	-		(531)

General & administrative expenses	-	(34,476)	(5)	(43,582)
- entities controlled by the key management personnel of the Group	-		(5)

During the six months ended 30 June 2025 and 2026, the total value of goods purchased from entities controlled by the key management personnel was KZT 3,811 million and KZT 4,863 million, respectively, from which KZT 3,105 million and KZT 4,615 million, respectively, was recognised in cost of goods and services and remaining in inventory.

During the six months ended 30 June 2025 and 2026, the total value of Property, equipment and intangible assets purchased from entities controlled by the key management personnel was KZT 75 million and KZT Nil, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2025 and 2026 (Unaudited)

(in millions of KZT)

Compensation to key management personnel is presented as follows:

	Six months ended 30 June 2025		Six months ended 30 June 2026
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Employee benefits	(278)	(95,018)	(308)	(123,106)
Share-based compensation	(19)	(4,287)	(279)	(5,484)

18.
Regulatory matters

The management of Kaspi Bank JSC (“the Bank” – subsidiary of the Company) monitors capital adequacy ratio based on requirements of standardised approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	31 December	30 June
	2025	2026

Tier 1 capital (k1.2)	19.6%	20.8%
Total capital (k.2)	19.6%	20.8%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each.

The following table presents the Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	31 December	30 June
	2025	2026

Tier 1 capital (k1.2)	12.7%	14.1%
Total capital (k.2)	12.7%	14.1%

19.
Subsequent events

On 14 July 2026, the Group has completed acquisition of Rabobank A.Ş. At the time the interim condensed consolidated financial information was authorized for issue, the Group had not yet completed the accounting for the acquisition of Rabobank A.Ş. On 30 July 2026, the Company’s subsidiary Rabobank A.Ş. was renamed to Hepsi Bank A.Ş.

On 6 August 2026, the Board of Directors of the Company proposed a dividend of

KZT 1,000 per share, subject to Shareholders’ approval.